For the year ended (a) December 31, 1996
File number (c) 811-3175

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       The   Fund   accounts   for   and   reports
distributions  to shareholders in accordance  with
the   American   Institute  of  Certified   Public
Accountants'    Statement   of   Position    93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain,  and  Return
of  Capital Distributions by Investment Companies.
The  effect  of  applying this  statement  was  to
decrease  undistributed net investment  income  by
$485,355  and  increase  net  realized   gain   on
investments  by  $485,355  for  realized   foreign
currency losses during the year ended December 31,
1996.   Net investment income, net realized  gains
and net assets were not affected by this change.